Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED MAY 1, 2013

TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, and Supplement No. 1 dated April 24, 2013. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering; and
•	the origination of a senior mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of April 29, 2013, we raised total gross proceeds of $883.2 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc., or NSIO REIT.

As of April 29, 2013, we received and accepted subscriptions in our offering for an aggregate of 85.9 million shares, or $855.0 million, including 0.5 million shares, or $4.6 million, sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement. As of April 29, 2013, 24.6 million shares remained available for sale under our offering, including shares offered pursuant to our DRP that may be reallocated to our primary offering. Our primary offering will terminate on or before July 19, 2013.

Origination of a Senior Mortgage Loan

On April 30, 2013, we, through a subsidiary and together with our sponsor, directly originated a $255 million participating senior loan, or the loan, secured by a leasehold mortgage in the recently renovated, 1,331 room Milford Plaza hotel located in Times Square, New York City, or the property. We originated $89 million of the loan and our sponsor originated the remaining $166 million of the loan on a pari passu basis. The $255 million loan was financed with $130 million from credit facilities with Deutsche Bank AG, pro-rata between us and our sponsor.

In connection with the loan, we and our sponsor, on a pro-rata basis, will have a 35% ownership interest in the property in addition to the fee retail component associated with the property. The borrower, a joint venture between Highgate Hotels, an experienced hotel owner and operator that manages over 8,500 hotel rooms in New York City, and real estate private equity firm Rockpoint Group, or together the borrower, will retain the remaining 65% ownership interest in the property and the retail. We and our sponsor intend to ultimately securitize an interest in a portion of loan.

The loan bears interest at a rate of 8.65% per annum and has a current leveraged return on invested equity of 12.7%, inclusive of fees. We and our sponsor earned an upfront fee equal to 1.00% of the loan amount and will earn a fee equal to 0.35% of the outstanding principal amount at the time of repayment, both on a pro-rata basis.

The initial term of the loan is ten years, with no extension options. The loan may not be prepaid during the first seven years. Thereafter the loan may be prepaid, provided the borrower pays the greater of (i) 1.0% of the amount being prepaid and (ii) the remaining interest due on the loan at the interest rate.

The property’s loan-to-value ratio, or LTV ratio, is approximately 77.4%. The LTV ratio is the loan amount net of reserves funded and controlled by us and our sponsor over the current appraised value of the property as of March 27, 2013.